SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2006

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ______________

Commission file number: 1-9210

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Occidental Petroleum Corporation Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Occidental Petroleum Corporation

10889 Wilshire Boulevard

Los Angeles, California 90024

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OCCIDENTAL PETROLEUM CORPORATION SAVINGS PLAN
By	/s/ DANIEL S. WATTS
Daniel S. Watts - Member of the Occidental Petroleum Corporation Pension and Retirement Plan Administrative Committee

Dated: June 29, 2007

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Index

Page
Report of Independent Registered Public Accounting Firm	1
Statements of Net Assets Available for Benefits – December 31, 2006 and 2005	2
Statements of Changes in Net Assets Available for Benefits – Years ended December 31, 2006
and 2005	3
Notes to Financial Statements	4

Supplemental Schedules

1	Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2006	19
2	Schedule H, Line 4j – Schedule of Reportable Transactions – Year ended December 31,
	2006	21
Note:

Other supplemental schedules have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

The Occidental Petroleum Corporation

Pension and Retirement Plan Administrative Committee:

We have audited the accompanying statements of net assets available for benefits of the Occidental Petroleum Corporation Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2006 and Schedule H, line 4j – schedule of reportable transactions for the year ended December 31, 2006 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA). These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Los Angeles, California

June 27, 2007

1

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

(Amounts in thousands)

	2006	2005
Assets:
Investments:
At fair value:
Money market account	$15,512	9,663
Common/collective trust	19,230	15,239
Common stock	763,408	683,801
Mutual funds	531,670	436,291
Participant loans	22,359	21,277
Plan interest in master trust accounts	362,295	321,725
Total investments	1,714,474	1,487,996
Receivables:
Interest and dividends	10,671	3,053
Participant contributions	—	1,983
Employer contributions	—	1,070
Due from broker for securities sold	—	1,754
Total receivables	10,671	7,860
Total assets	1,725,145	1,495,856
Liabilities:
Accrued expenses	—	33
Payable under securities lending agreement	15,512	9,663
Due to broker for securities purchased	9,822	3,473
Total liabilities	25,334	13,169
Net assets available for benefits at fair value	1,699,811	1,482,687
Adjustment from fair value to contract value for interest in master trust account relating to fully benefit responsive
investment contracts	2,790	1,273
Net assets available for benefits	$1,702,601	1,483,960

See accompanying notes to financial statements.

2

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2006 and 2005

(Amounts in thousands)

	2006	2005
Additions:
Additions to net assets attributable to:
Investment income:
Interest	$1,480	1,025
Dividends	31,486	18,044
Net appreciation in fair value of investments	203,384	208,106
Plan interest in master trust accounts investment income	23,134	14,999
Total investment income	259,484	242,174
Contributions:
Participant	54,080	49,273
Employer	27,614	23,993
Participant rollovers	8,242	27,190
Total contributions	89,936	100,456
Total additions	349,420	342,630
Deductions:
Deductions from net assets attributable to:
Benefits paid to participants	130,036	100,477
Plan expenses	743	992
Total deductions	130,779	101,469
Net increase	218,641	241,161
Net assets available for benefits:
Beginning of year	1,483,960	1,242,799
End of year	$1,702,601	1,483,960

See accompanying notes to financial statements.

3

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(1)	Description of the Plan

The following description of the Occidental Petroleum Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

	(a)	General

The Plan is a defined contribution plan generally available to certain employees of Occidental Petroleum Corporation (OPC, Oxy, or the Employer), a Delaware corporation, and participating subsidiaries (collectively, the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

	(b)	Plan Administration

The Plan is administered by the OPC Pension and Retirement Trust and Investment Committee (PARTAIC) as to investment decisions and by the OPC Pension and Retirement Plan Administrative Committee (PARPAC) as to all matters except investment decisions (these two committees are herein referred to collectively as the Committees). Members of the Committees are selected by the board of directors of OPC (the Board). The Committees have been given all powers necessary to carry out their respective duties, including, but not limited to, the power to administer and interpret the Plan and to answer all questions affecting eligibility of participants. The Bank of New York Trust Company (the Trustee) is the trustee and custodian of the trust fund, which holds all of the assets of the Plan.

	(c)	Contributions

Participant Contributions – Each year, participants may contribute up to the maximum contribution percentage of compensation (as defined) to the Plan on a before- or after-tax basis, or in any combination thereof, subject to certain Internal Revenue Code (IRC) limitations. For 2006, the deferral percentage limits were 30.7% for non-Highly Compensated Employees (non-HCEs) and 14% for Highly Compensated Employees (HCEs). For 2005, the deferral percentage limits were 30.9% for non-HCEs and 14% for HCEs. Participants age 50 or older by the end of the Plan year were permitted to contribute before-tax catch-up contributions to the Plan up to $5,000 and $4,000 for the 2006 and 2005 Plan years, respectively.

Employer Matching Contributions – For noncollectively bargained employees, the Company contributes 100% of a participant’s contribution up to the first 6% of eligible compensation. For collectively bargained employees, the Company contributes 50%, 65%, 75%, 90%, or 100%, as negotiated by their respective unions, of the first 6% of eligible compensation that a participant contributed to the Plan. All Employer contributions are invested in the Occidental Petroleum Corporation Common Stock Fund (the Oxy Stock Fund).

4	(Continued)

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(d)	Participant Accounts

Each participant’s account is credited with the participant’s elected contribution, the Employer’s respective matching contribution, and allocations of Plan earnings, and charged with an allocation of Plan investment losses and Trustee fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)	Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Effective June 1, 2002, participants became 100% vested in dividends credited to their balance in the Company Matching Contribution Account under the Oxy Stock Fund on or after June 1, 2002. Vesting in the Company’s contribution portion of their accounts is based on years of continuous service. Generally, a participant is 20% vested for each full year of service and is 100% vested after five years of vesting service.

(f)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of: (i) $50,000 reduced by the highest outstanding principal loan balance during the preceding 12 months, (ii) 50% of their account balance, or (iii) a loan amount that would require monthly payroll deductions for repayment not greater than 25% of the participant’s monthly base compensation. Loan terms range from one to five years for general purpose loans and six to ten years for primary residence loans. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate equal to the Western Federal Credit Union’s loan rate for a loan secured by a member’s deposit account at the time the loan is approved. Interest rates ranged from 2% to 12% on loans outstanding as of December 31, 2006. Principal and interest are paid ratably through monthly payroll deductions.

(g)	Distributions

Generally, on termination of service for any reason other than death, participants with an account balance greater than $5,000 may elect to receive the vested portion of their account under one of the following distribution options: (i) one lump-sum payment, (ii) straight-life annuity, (iii) ten-year term certain annuity, (iv) joint and survivor annuity, (v) partial cash distribution, or (vi) deferral of payment with certain restrictions. Upon termination of service due to death, the beneficiary may elect to receive the vested interest in the form of (i), (ii), (iii), or (vi) only. A participant whose vested account balance is $5,000 or less may receive distributions only under options (i), (v), or (vi). Participants may elect to receive distributions from their account balance in the Oxy Stock Fund in cash or in shares of OPC common stock.

5	(Continued)

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

	(h)	Forfeited Accounts

Forfeited nonvested accounts are used to pay reasonable costs of administering the Plan and reduce employer contributions. During 2006 and 2005, employer contributions were reduced by approximately $638,000 and $402,000, respectively, from forfeited nonvested accounts. At December 31, 2006 and 2005, forfeited nonvested accounts totaled $222,581 and $20,405, respectively. These accounts will be used to reduce future contributions.

	(i)	Plan Amendments

Effective July 1, 2006, the Plan’s definition of eligible compensation was amended to include base salary or wages received during paid leaves of absence and periodic notice pay, but not single sum notice payments or any severance pay payments.

(2)	Summary of Significant Accounting Policies
	(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. Certain reclassifications have been made to the 2005 financial statements to be consistent with the current year presentation.

	(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

	(c)	New Accounting Pronouncement

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts from fair value to contract value. Prior year balances have been reclassified accordingly. The statement of changes in net assets available for benefits is prepared on a contract value basis.

6	(Continued)

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

	(d)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The common/collective trust is valued by the issuer based on quoted prices of the underlying securities, if available. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
	(e)	Payment of Benefits
Benefits are recorded when paid.
(3)	Investments
The following presents investments that represent 5% or more of the Plan’s net assets (amounts in thousands):
	December 31
	2006	2005
Oxy stock*	$715,677	650,998
Invesco Stable Value Fund (GIC MTIA)	286,847	258,284
MFO Vanguard Employee Benefit Index Fund	175,431	163,679
MFO Dodge & Cox Balanced Fund	91,325	74,978
All other investments less than 5%	445,194	340,057
Total investments	$1,714,474	1,487,996

*Participant- and nonparticipant-directed.

During 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (amounts in thousands):

	2006	2005
Common stock	$152,764	187,668
Mutual funds	50,620	20,438
	$203,384	208,106

The Plan participated in the Trustee’s Securities Lending Program for its U.S. securities held in custody at the Trustee. These securities are loaned by the Trustee to third-party broker-dealers in exchange for collateral (primarily cash), in compliance with Department of Labor collateral requirements. For U.S. securities, the collateral is at least 102% of the fair value of the borrowed securities. The cash received as collateral is invested in the Trustee’s Institutional Cash Reserves Fund, which is a money market fund. The fair value of securities loaned was approximately $14,982,000 and $9,364,000 at

7	(Continued)

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

December 31, 2006 and 2005, respectively. Cash collateral of approximately $15,512,000 and $9,663,000 was held at December 31, 2006 and 2005, respectively, with an offsetting liability.

The Plan and the Trustee each receive a percentage of net income derived from securities lending activities based on the types of securities. Income earned during 2006 and 2005 was approximately $2,000 each year, net of bank fees of approximately $3,000 and $2,000, respectively. This income is included in investment income as interest in the accompanying statements of changes in net assets available for benefits.

(4)	Oxy Stock Fund

Information regarding the net assets and the significant components of the changes in net assets relating to the Oxy Stock Fund, which includes both participant- and nonparticipant-directed investments, is as follows (amounts in thousands):

	December 31
	2006	2005
Net assets:
Oxy Stock Fund	$734,490	669,287
	Year Ended December 31
	2006	2005
Changes in net assets:
Contributions	$32,681	36,375
Investment income	14,941	11,174
Net appreciation in fair value of investments	145,886	184,893
Transfers between funds	(72,562)	(64,258)
Benefits paid to participants	(53,629)	(45,747)
Administrative expenses	(114)	(114)
	$67,203	122,323
(5)	Plan Interest in Master Trust Accounts

The Plan invests in three Master Trust Investment Accounts (MTIA), a guaranteed investment contract fund managed by Invesco (GIC MTIA, also known as the Invesco Stable Value Fund), a convertible bond fund managed by Advent Capital Management (Advent MTIA), and a small cap equity fund managed by Alliance Bernstein Institutional Investment Management (Bernstein MTIA). The Plan and the OPC Retirement Plan each own an undivided interest in the GIC MTIA. The Plan and the OPC Master Retirement Trust (MRT) each own an undivided interest in the Advent MTIA and Bernstein MTIA.

8	(Continued)

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

The following table presents the fair value of the net assets held by the GIC MTIA, in which the Plan owns an undivided interest, as stated within (amounts in thousands):

	December 31
	2006	2005
Net assets of GIC MTIA:
Assets:
Guaranteed investment contracts, at fair value	$500,173	484,027
Short-term Investment Fund	12,781	6,939
Due from broker for securities sold	1,624	939
Accrued expense	(167)	(112)
Accrued investment income	45	25
	$514,456	491,818
Plan’s percentage interest in GIC MTIA net assets	56%	53%
Plan interest in GIC MTIA	$286,847	258,284

The following table presents the investment income earned by the GIC MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31
	2006	2005
Investment income:
Net appreciation in contract value of investments	$24,487	21,664
Less investment expenses	(404)	(371)
	$24,083	21,293

The Plan’s interest in the net change (including investment income, additions, and deductions) in the GIC MTIA for the years ended December 31, 2006 and 2005 were approximately $13,060,000 and $10,662,000, respectively. The GICs are valued at fair value because they are fully benefit responsive. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

Withdrawals resulting from events initiated by the Company, such as Plan termination, are not typically considered participant-initiated transactions. With such an event, some of the contracts contain contingencies that could lead to withdrawal penalties. The Committees are not aware of any such event being contemplated at this time.

Contract value for the synthetic GICs is determined based on the fair value of the assets underlying the synthetic GICs. The difference between the fair value of the assets underlying the synthetic GICs and the contract value of the GICs is the value of the “wrapper” contract issued by a third party. The fair value for GICs varies based on the type of contract held (e.g., security-backed investments and general account

9	(Continued)

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

investments). Fair value of the general account investment type GICs is derived by comparing the contract value, on a duration basis, to the yield curve. Fair value of the nonparticipating synthetic GICs is determined by comparing each contract, on a duration basis, to a Treasury yield curve at year-end plus 40 basis points. Fair value for security-backed investment contracts was derived from outside sources, based on the type of investment held.

GICs provide a fixed crediting interest rate, and a financially responsible entity guarantees liquidity at contract value prior to maturity for any and all participant-initiated benefit withdrawals, loans, or transfers arising under the terms of the respective participating Plan, which allows access for all participants.

Synthetic GICs operate similarly to a separate account guaranteed investment contract, except that the assets are placed in a trust with ownership by GIC MTIA rather than a separate account of the issuer and a financially responsible third party issues a wrapper contract that provides that participants can, and must, execute Plan transactions at contract value.

The wrapper contract is valued at the difference between the fair value of the underlying assets and the contract value attributable by the wrapper to such assets. When considered together, the underlying assets and the wrapper contract are reported at the wrapper contract value because participants are guaranteed a return of principal and accrued interest.

During 2006 and 2005, the average yield earned on amounts invested in the GICs was 4.92% and 4.72%, respectively. As of December 31, 2006 and 2005, the average crediting interest rate on such contracts was 5.07% and 4.74%, respectively. There were no valuation reserves recorded to adjust contract amounts during the Plan years. Crediting rate resets are applied to specific investment contracts, as determined at the time of purchase. The reset values for security-backed investment rates are a function of contract value, market value, yield, and duration. General account investment rates are based on a predetermined index rate of return plus a fixed-basis point spread.

10	(Continued)

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

The following reconciliation is between the contract value and the fair value of the investments in the GIC MTIA at December 31, 2006 (amounts in thousands):

	Duration (years)	Crediting interest rate percentage	Contract value	Fair value
Security-backed investments:
Synthetics:
Bank of America NT & SA	1.98	5.25	$53,557	53,540
ING Life Ins & Ann Co (#60032)	2.28	4.52	71,017	69,972
JP Morgan Chase	3.54	5.06	93,052	91,996
Monumental Life Ins. Co. (#00595)	4.36	5.05	78,101	77,113
Pacific Life Insurance	2.28	5.05	67,233	66,932
State Street Bank	3.54	4.95	88,960	87,577
UBS AG	1.98	5.05	53,257	53,043
Total synthetics			505,177	500,173
Short-term investment fund:
Bank of New York			12,781	12,781
Total guaranteed
investment contracts			517,958	512,954
Synthetic wrappers			—	5,004
Total contract value of
guaranteed investment
contracts			$517,958	517,958
11	(Continued)

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

The following reconciliation is between the contract value and the fair value of the investments in the GIC MTIA at December 31, 2005 (amounts in thousands):

	Duration (years)	Crediting interest rate percentage	Contract value	Fair value
Security-backed investments:
Synthetics:
Bank of America NT & SA	1.69	4.24	$49,550	49,517
ING Life Ins & Ann Co (#60032)	2.37	4.21	61,834	60,849
ING Life Ins & Ann Co (#60072)	2.70	3.65	8,591	8,443
JP Morgan Chase	3.55	4.98	87,412	87,254
Metropolitan Life	2.37	4.85	60,952	60,885
Monumental Life Ins. Co. (#00595)	4.45	5.51	75,116	75,029
State Street Bank	3.55	4.82	87,632	87,038
UBS AG	1.69	4.25	49,399	49,042
Total synthetics			480,486	478,057
General account investments:
Monumental Life Insurance Co.	0.43	5.05	5,964	5,970
Total general account
investments			5,964	5,970
Short-term investment fund:
Bank of New York			6,939	6,939
Total guaranteed
investment contracts			493,389	490,966
Synthetic wrappers			—	2,429
Difference between the fair value and
contract value on the nonsynthetic
GICs			—	(6)	1
Total contract value of
guaranteed investment
contracts			$493,389	493,389
[1]

The difference of $6,000 between the fair value and the contract value of the guaranteed investment contracts is due to the security-backed investments and general account investments that do not have synthetic wrappers associated with them.

12	(Continued)

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

The following table presents the fair value of the net assets held by the Advent MTIA, in which the Plan owns an undivided interest, as stated within (amounts in thousands):

	December 31
	2006	2005
Assets of Advent MTIA:
Assets:
Investments at fair value as determined by
quoted market price:
Short-term investments	$471	498
Collateral received for securities loaned	5,819	5,410
Common stock	3,015	4,033
Preferred stock	9,093	6,119
Corporate bonds	19,287	17,241
Total investments	37,685	33,301
Receivables:
Due from broker for securities sold	15	12
Accrued investment income	143	115
Total receivables	158	127
Total assets	37,843	33,428
Liabilities:
Payable under securities lending agreement	5,819	5,410
Total liabilities	5,819	5,410
Net assets of Advent MTIA	$32,024	28,018
Plan’s percentage interest in Advent MTIA net assets	15%	13%
Plan interest in Advent MTIA	$4,810	3,510
13	(Continued)

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

The following table presents the investment income earned by the Advent MTIA, in which the Plan owns an undivided interest, as stated in the previous table (amounts in thousands):

	Year ended December 31
	2006	2005
Investment income:
Net appreciation (depreciation) in fair value of investments:
Common stock	$496	146
Preferred stock	766	(270)
Corporate bonds	1,034	122
	2,296	(2)
Interest and dividends	886	848
Less investment expenses	(219)	(194)
	$2,963	652

The Plan’s interest in the net change (including investment income, additions, and deductions) in the Advent MTIA for the years ended December 31, 2006 and 2005 were approximately $391,000 and $94,000, respectively.

The Advent MTIA participated in the Trustee’s Securities Lending Program for its U.S. securities held in custody at the Trustee to provide incremental income in 2006 and 2005. These securities are loaned by the Trustee to third-party broker-dealers in exchange for collateral (primarily cash), in compliance with Department of Labor collateral requirements. For U.S. securities, the collateral is at least 102% of the fair value of the borrowed securities. The cash received as collateral is invested in the Trustee’s Institutional Cash Reserves Fund, which is a money market fund. The fair value of securities loaned was approximately $5,700,000 and $5,226,000 at December 31, 2006 and 2005, respectively. Cash collateral of approximately $5,819,000 and $5,410,000 was held at December 31, 2006 and 2005, respectively, with an offsetting liability.

The Advent MTIA and the Trustee each receive a percentage of net income derived from securities lending activities based on the types of securities. Income earned during 2006 and 2005 was approximately $6,000 and $10,000, respectively, which is included in interest and dividends net of bank fees of approximately $6,000 and $13,000, respectively.

14	(Continued)

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Effective July 1, 2004, the Plan and the MRT combined their respective Alliance Bernstein investment accounts into the Bernstein MTIA. The following table presents the fair value of net assets held by the Bernstein MTIA in which the Plan owns an undivided interest, as stated within (amounts in thousands):

	December 31
	2006	2005
Assets of Bernstein MTIA:
Assets:
Investments at fair value as determined by
quoted market price:
Short-term investments	$5,395	3,451
Collateral received for securities loaned	27,807	27,321
Common stock	137,030	117,056
Total investments	170,232	147,828
Receivables:
Due from broker for securities sold	174	912
Accrued investment income	179	99
Total receivables	353	1,011
Total assets	170,585	148,839
Liabilities:
Due to broker for securities purchased	725	259
Payable under securities lending agreement	27,807	27,321
Total liabilities	28,532	27,580
Net assets of Bernstein MTIA	$142,053	121,259
Plan’s percentage interest in Bernstein MTIA net assets	50%	49%
Plan interest in Bernstein MTIA	$70,638	59,931

The following table presents the investment income earned by the Bernstein MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31
	2006	2005
Investment income:
Net appreciation in fair value of investments:
Common stock	$18,424	8,472
Interest and dividends	2,314	1,446
Less investment expenses	(968)	(887)
	$19,770	9,031
15	(Continued)

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

The Plan’s interest in the net change (including investment income, additions, and deductions) in the Bernstein MTIA for the years ended December 31, 2006 and 2005 were $9,683,000 and $4,243,000, respectively.

The Bernstein MTIA participated in the Trustee’s Securities Lending Program for its U.S. securities held in custody at the Trustee to provide incremental income in 2006 and 2005. These securities are loaned by the Trustee to third-party broker-dealers in exchange for collateral (primarily cash), in compliance with Department of Labor collateral requirements. For U.S. securities, the collateral is at least 102% of the fair value of the borrowed securities. The cash received as collateral is invested in the Trustee’s Institutional Cash Reserves Fund, which is a money market fund. The fair value of securities loaned was approximately $27,034,000 and $26,394,000 at December 31, 2006 and 2005, respectively. Cash collateral of approximately $27,807,000 and $27,321,000 was held at December 31, 2006 and 2005, respectively, with an offsetting liability.

The Bernstein MTIA and the Trustee each receive a percentage of net income derived from securities lending activities based on the types of securities. Income earned during 2006 and 2005 was approximately $21,000 and $14,000, respectively, net of bank fees of approximately $24,000 and $16,000, respectively.

(6)	Related-Party Transactions

The Trustee and OPC are parties in interest as defined by ERISA. The Trustee invests certain Plan assets in its Collective Short-Term Investment Fund and the Oxy Stock Fund. Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations. The Plan paid about $282,000 and $310,000 to the Trustee for the years ended December 31, 2006 and 2005, respectively.

(7)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Employer contributions.

(8)	Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated June 14, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Committees, using their judgment and the advice of their advisors, believe that the Plan is currently designed and operating in a manner that preserves its tax-qualified status.

(9)	Risks and Uncertainties

The Plan invests in various types of investment securities, including mutual funds, actively managed funds, and the Oxy Stock Fund. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant’s account balance and the amounts reported in the statements of net assets available for benefits.

16	(Continued)

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

Additionally, some mutual funds invest in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

Derivative financial instruments are used by the Plan’s equity and fixed-income investment managers to remain fully invested in the asset class and to hedge currency risk. Leveraging of the Plan assets and speculation are prohibited.

As of December 31, 2006 and 2005, approximately 42% and 44%, respectively, of total Plan investments were invested in Oxy stock.
(10)	Reconciliation of the Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (amounts in thousands):
	2006	2005
Net assets available for benefits per the financial statements	$1,702,601	1,483,960
Amounts allocated to withdrawing participants	(429)	(719)
Net assets available for benefits per the Form 5500	$1,702,172	1,483,241

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the years ended December 31, 2006 and 2005 (amounts in thousands):

	2006	2005
Benefits paid to participants per the financial statements	$130,036	100,477
Amounts allocated to withdrawing participants
at December 31, 2006	429	—
Amounts allocated to withdrawing participants
at December 31, 2005	(719)	719
Amounts allocated to withdrawing participants
at December 31, 2004	—	(1,534)
Benefits paid to participants per the Form 5500	$129,746	99,662

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but are not yet paid as of that date.

17	(Continued)

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Notes to Financial Statements

December 31, 2006 and 2005

(11)	Subsequent Events
Effective January 1, 2007, a participant who was first employed by the Company before 2007 shall have the nonforfeitable percentage of his Matching Account as follows:
Years of service	Percentage vested
Less than 1 year	—%
1	20
2	40
3	100

Also, a Participant who is first employed after 2006 shall be vested in his Matching Account upon the completion of three years of service.

In addition, effective January 1, 2007, bonus compensation for all participants, other than named executive officers, up to $100,000, is included in calculating elective deferrals (but only up to a 6%) and employer matching contribution.

Beginning on March 31, 2007, the Oxy Stock Fund reopened to employee contributions (up to 55% of future employee contributions, including before-tax, after-tax, and rollover), and balance transfer amounts from other investments funds in the Plan (up to 55% of the amount transferred).

Beginning June 1, 2007, transfers into the Oxy Stock Fund are limited to 55% of a Participant’s total PSA account balance.

18

Schedule 1

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

(Dollar amounts in thousands)

(a)	(b)		(c)	(d)	(e)
Related party	Identity of issuer, borrower, lessor, or similar party		Description of investment, including maturity date, rate of interest, collateral, par, maturity value, or duration	Cost*	Current value
*****	Money Market Account:
	**	BNY Institutional Cash Reserves Fund	Cash collateral under securities lending
			agreement with obligation to return	$14,982	$15,512
*****	Common Collective Trust:
		BNY Short-Term Investment Fund	A collective trust investing in short-term
			securities, 19,230,317 units		19,230
	Common stock:
		Altria Group Inc. (fka Phillip Morris)	Common stock, 16,200 shares		1,390
		American Electric Pwr Co. Inc.	Common stock, 9,100 shares		387
		American International Group Inc.	Common stock, 25,800 shares		1,849
	***	Amerisourcebergen Corp.	Common stock, 11,000 shares		495
	***	AT&T Inc.	Common stock, 21,100 shares		754
		Bank America Corp.	Common stock, 27,674 shares		1,478
	***	Black & Decker Corp.	Common stock, 5,200 shares		416
		Boeing Company	Common stock, 9,400 shares		835
	***	Borg Warner Inc.	Common stock, 6,000 shares		354
	***	BP PLC Spons ADR	Common stock, 15,500 shares		1,040
	***	CBS Corp. New	Common stock, 38,100 shares		1,188
		ChevronTexaco Corp.	Common stock, 20,900 shares		1,537
	***	Chubb Corp.	Common stock, 10,700 shares		566
		Cisco Systems Inc.	Common stock, 12,500 shares		342
		Citigroup Inc.	Common stock, 42,000 shares		2,339
		Clorox Company	Common stock, 6,300 shares		404
	***	Comcast Corp. New	Common stock, 24,300 shares		1,018
		Conocophillips	Common stock, 17,100 shares		1,230
		Cooper Industries Inc.	Common stock, 1,100 shares		99
		Countrywide Financial Corp.	Common stock, 6,000 shares		255
	***	Crown Castle Intl Corp.	Common stock, 6,600 shares		213
		CSX Corp.	Common stock, 8,600 shares		296
	***	Daimler Chrysler AG	Common stock, 7,200 shares		442
		Eaton Corp.	Common stock, 3,100 shares		233
	***	Electronic Data Sys Corp.	Common stock, 13,800 shares		380
		Entergy Corp. New	Common stock, 3,600 shares		332
		Exxon Mobil Corp.	Common stock, 21,200 shares		1,625
		Federal Home Loan Mtg. Corp.	Common stock, 16,300 shares		1,107
		Federal Natl Mtg. Assn.	Common stock, 15,400 shares		915
		Flextronics Intl Ltd.	Common stock, 18,400 shares		211
		General Electric Co.	Common stock, 50,900 shares		1,894
		Genworth Financial Inc	Common stock, 17,500 shares		599
	***	Goldman Sachs Group Inc.	Common stock, 2,300 shares		459
	***	Idearc Inc.	Common stock, 985 shares		28
		Ingersoll Rand Co.	Common stock, 8,300 shares		325
		International Business Machines Corp.	Common stock, 9,600 shares		933
	***	Interpublic Group of Companies Inc.	Common stock, 21,300 shares		261
		JPMorgan Chase & Co.	Common stock, 37,400 shares		1,806
	***	Kellogg Co.	Common stock, 5,900 shares		295
	***	Kroger Co.	Common stock, 22,700 shares		524
	***	MBIA Inc.	Common stock, 7,200 shares		526
	***	McDonald’s Corp.	Common stock, 21,300 shares		944
		Merck & Co. Inc.	Common stock, 10,700 shares		467
	***	Merrill Lynch & Co. Inc.	Common stock, 15,900 shares		1,480
	***	Metlife Inc.	Common stock, 11,200 shares		661
		Microsoft Corp.	Common stock, 34,100 shares		1,018
	***	Mittal Stl Co.	Common stock, 10,400 shares		439
	***	National City Corp.	Common stock, 10,200 shares		373
		Nokia Corp.	Common stock, 13,500 shares		274
		Northrop Grumman Corp.	Common stock, 5,700 shares		386
*****	****	Occidental Petroleum Corp.	Common stock, 14,656,502 shares	179,859	715,677
19	(Continued)

Schedule 1-2

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

(Dollar amounts in thousands)

(a)	(b)		(c)		(d)	(e)
Related party	Identity of issuer, borrower, lessor, or similar party		Description of investment, including maturity date, rate of interest, collateral, par, maturity value, or duration		Cost*	Current value
	Common stock (continued):
		Office Depot Inc.	Common stock, 9,500 shares	$		$363
	***	Owens Ill Inc.	Common stock, 9,500 shares			175
		Pepsico Inc.	Common stock, 5,900 shares			369
		Pfizer Inc.	Common stock, 69,000 shares			1,787
		Procter & Gamble Co.	Common stock, 9,200 shares			591
	***	Renaissancere Hldgs Ltd.	Common stock, 3,500 shares			210
	***	Safeway Inc. Com New	Common stock, 11,600 shares			401
		Sanmina-Sci Corp.	Common stock, 30,100 shares			104
		Sara Lee Corp.	Common stock, 35,300 shares			601
	***	Smurfit-Stone Container Corp.	Common stock, 14,800 shares			156
	***	Solectron Corp.	Common stock, 46,425 shares			149
	***	Sprint Nextel Corp.	Common stock, 52,300 shares			988
	***	SPX Corp.	Common stock, 3,400 shares			208
		St. Paul Travelers Companies Inc.	Common stock, 9,300 shares			499
	***	Suntrust Banks Inc.	Common stock, 5,200 shares			439
		Target Corp.	Common stock, 5,500 shares			314
		Tech Data Corp.	Common stock, 4,900 shares			185
	***	Time Warner Inc.	Common stock, 46,200 shares			1,006
	***	Verizon Communications, Inc.	Common stock, 19,700 shares			734
	***	Wachovia Corp.	Common stock, 7,000 shares			399
		Wisconsin Energy Corp.	Common stock, 6,000 shares			285
	***	XL Capital Ltd. Cl A	Common stock, 4,800 shares			346
			Total common stock			763,408
*****	Participant loans:
			1,758 participant loans, various
			maturities, interest rates range
			from 2.0% – 12.0%, balances
			collateralized by participant account			22,359
	Mutual funds:
		MFO Causeway Cap Mgmt. Intl
		Value Inst’l	3,299,363 shares			65,327
		MFO Cmg Hi Yield Fund	613,166 shares			4,826
		MFO Dodge & Cox Balanced Fund	1,048,749 shares			91,325
		MFO Fidelity Magellan Fund Inc Open
		End Fund	540,151 shares			48,354
		MFO Hbr Fund Cap Appreciation Fund	599,928 shares			20,008
		MFO Pimco Funds Pac Invt Mgmt Ser	1,757,186 shares			18,240
		MFO Vanguard Emp Benefit Index Fund	1,366,925 shares			175,431
		MFO Vanguard Mid-Cap Index Inst’l
		Fund	2,812,891 shares			55,780
		MFO Vanguard Reit Index Inst’l Fund	3,101,215 shares			52,379
			Total mutual funds			531,670
	Plan interest in Master Trust Accounts:
		Advent Unit Master Trust	394,217 units			4,810
		MFO Alliance Bernstein Small Cap Units	4,927,899 units			70,638
			Total Plan interest in Master Trust Accounts			75,448
	Plan interest In Guaranteed Investment
		Contracts Master Trust Account:
		Invesco Stable Value Fund	19,054,847 units			286,847
			Plan interest In Guaranteed Investment
			Contracts Master Trust Account			286,847
			Total			$1,714,474
*	Cost information omitted for participant-directed investment.
**	This is cash received for securities loaned subject to an offsetting payable of equal amount, which is nonparticipant directed.
***	Common stock lent under securities lending agreement.
****	Includes nonparticipant-directed investments.
*****	Represents a party in interest, as defined by ERISA.

See accompanying report of independent registered public accounting firm.

20

Schedule 2

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2006

(Dollar amounts in thousands)

Identity of party involved	Description of asset (includes interest rate and maturity in case of loan)	Purchase price	Selling price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain
Series of transactions:
Invesco	Invesco Stable Value Fund:
	139 Acquisitions	$99,563	—	—	—	99,563	99,563	—
	124 Dispositions	—	82,543	—	—	74,259	82,543	8,284
* The Bank of New York	BNY Short-Term Investment Fund:
	669 Acquisitions	178,439	—	—	—	178,439	178,439	—
	441 Dispositions	—	174,448	—	—	174,448	174,448	—
*	Represents a party in interest, as defined by ERISA.

See accompanying report of independent registered public accounting firm.

21

Exhibit Index

Exhibit No.	Exhibit
23.1	Consent of Independent Registered Public Accounting Firm